# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Super X AI Technology Ltd, CIK 0001897087
CUSIP: G5294K110
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 30 Pasir Panjang Road, #06-31, Mapletree Business City, Singapore (U0), 117440
Date of event which requires filing of this statement: 09/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002087136

## Reporting persons
- RIME VALUE ORIENTED LPF: type of reporting person: partnership (PN); citizenship or place of organization: Hong Kong (K3); sole voting power 2,680,000; shared voting power 0; sole dispositive power 2,680,000; shared dispositive power 0; aggregate amount beneficially owned 2,680,000 (9% of the class)

## Item 1. Issuer
Name of issuer: Super X AI Technology Ltd
Address of issuer's principal executive offices: 30 Pasir Panjang Road, #06-31, Mapletree Business City, SINGAPORE, 117440

## Item 2. Person Filing
Name of person filing: RIME VALUE ORIENTED LPF
Address of principal business office or, if none, residence: Room 2703, 27/F, 100 Queen's Road Central, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,680,000
Percent of class: approximately 9.0%
Sole power to vote or to direct the vote: 2,680,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,680,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RIME VALUE ORIENTED LPF: ZHUO YING, Director of General Partner (09/22/2025)